[NORTH AMERICAN NICKEL LOGO]                         NORTH AMERICAN NICKEL INC.
                                                     301 - 260 W. Esplanade
                                                     North Vancouver, B.C.
                                                     V7M 3G7

                                                     Tel: (604) 986-2020
                                                     Toll Free: 1-866-816-0118
                                                     www.northamericannickel.com


October 12, 2011

VIA EDGAR

United States Securities and Exchange Commission
Washington, DC
20549

ATTN: ETHAN HOROWITZ

RE: NORTH AMERICAN NICKEL INC. FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31,
    2010, FILED APRIL 20, 2011. FILE NO. 001-14740

Dear Ethan,

Further to our letter to you of September 23, 2011 and our teleconference today with SEC's Ken Salazar we are writing to request an additional extension of the deadline to reply to your letter of September 20, 2011. The file no is 001-14740.

As discussed with Mr. Salazar, we have now received the needed clarifications to move forward with our response. We believe that we can have our formal reply to you on October 28, 2011.

Please confirm that date is acceptable to SEC. Thank you for your consideration.

Best regards,

NORTH AMERICAN NICKEL INC.


"signed"

Rick Mark
CEO